Final   9/2/99
                                                      September  __, 1999


Dear [Newspaper Editor]:

         Your readers may have noticed advertisements recently in which NiSource Inc., an Indiana-based energy company, talked about its commitment to corporate citizenship and its "sponsorship" (along with two dozen other companies) of the Rocky Gap Music Festival. These ads also referred vaguely to NiSource's "efforts to bring Columbia Energy Group into the NiSource family." We at Columbia, who have been partners in your community for generations, believe your readers deserve to hear the full story about NiSource.

         The ads failed to mention that, since early June, NiSource has been trying in a hostile takeover attempt to acquire the parent of [Columbia subsidiaries] which operate in your area. NiSource is spending millions of dollars on this effort--including initiating three separate lawsuits, launching an unsolicited tender offer, and pursuing an aggressive public relations campaign notable for its hype and misstatements. We believe this attempt at a 1980s-style leveraged buyout--by a company with no operations or roots in your area--could be very harmful to the many communities we serve in the Mid-Atlantic region.

         Columbia's board of directors has determined repeatedly that NiSource's various unsolicited offers have been inadequate and not in the best interest of Columbia or its shareholders. Columbia also has expressed serious concerns about NiSource's operating record -- particularly with respect to the quality of its customer service, the rates it charges customers, and its position on consumer choice.

         In Indiana, NiSource's principal subsidiary has - by far - the highest residential rates of the state's 42 electric utilities, according to a recent survey issued by the Indiana Utility Regulatory Commission. Likewise, according to a survey published by J.D. Power and Associates and Navigant Consulting, that same NiSource operation, Northern Indiana Public Service Company (NIPSCO) ranked "below average" for customer service among electric utility companies in the Midwest.

         Other companies across the nation, including Columbia, have embraced market competition and freedom of choice for their customers, which could lead to lower energy prices. Columbia has been taking a dynamic role in extending choice to customers across its service area. By contrast, NiSource is refusing to face the future and seems to be desperately clinging to its monopoly mentality.

         Quite simply, for all of these reasons, Columbia has no interest in becoming a part of "the NiSource family." And we don't think NiSource is the kind of company your community should want to keep. After all, it takes more than a few newspaper ads and festival co-sponsorships to truly be an outstanding corporate citizen.

         We have a long, active and valued relationship with our customers and the local communities where we do business. Our employees are your neighbors and your readers. Together, in all parts of Columbia Energy Group, we work hard to be strong partners everywhere we live and serve, across our operating region.


                                                     Sincerely,


                                                     R.A. Rankin, Jr.

                                                     Vice President

                                                     Corporate Communications